

Mail Stop 4561

October 30, 2017

Mr. Tan Chee Hong
Chief Executive Officer
Inbit Corp.
L9-02, Level 9, Brem Mall
Jalan Jambu Mawar, Off Jalan Kepong
52000 Kuala Lumpur, Malaysia

> **Re:** **Inbit Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 27, 2017**
> **File No. 333-209497**

Dear Mr. Tan Chee Hong:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please amend your Form 10-K to include the opinion of Gillespie & Associates for the December 31, 2015 audited financial statements. Also, to the extent that the financial statements for the period from inception to December 31, 2016 have been audited, please revise the opinion of Weld Asia Associates to indicate as such or clearly label this information as unaudited.

Controls and Procedures, page 8

2.   We note that you concluded your disclosure controls and procedures ("DCP") were effective while also concluding that your internal control over financial reporting ("ICFR)") was not effective due to the material weaknesses. Please explain how you arrived at different conclusions in light of the existing material weaknesses or amend your conclusion. Your explanation should be comprehensive and address all of the

components of the definition of disclosure controls and procedures. Refer to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs. For example, DCPs often include those components of ICFR that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Please include in your response an explanation as to how you determined that the material weaknesses in your ICFR were not one of the components of ICFR that is also included in disclosure controls and procedures. This comment also applies to the conclusions reached in your Forms 10-Q for the quarters ended March 31, 2017 and June 30, 2017.

3.   We note that you used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework to evaluate your internal controls over financial reporting. In your amended Form 10-K, please revise to specify whether you applied the 1992 or 2013 COSO framework in your assessment. Refer to Item 308(a)(2) of Regulation S-K.

4.   To the extent you have begun to remediate the material weaknesses noted, please include a discussion of the actions you have taken to carry out such plans and the current status of your efforts.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services